



Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 November 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

2005

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Bank Facilities 6.2 Holdings in Company 6.3 Acquisition

Dew 11/14

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

Bank Facilities

Rentokil Initial PLC
10 October 2006

10th October 2006

Bank Facilities - Rentokil Initial plc

After the completion of the recent syndication, launched on 4th September 2006, Rentokil Initial plc announces the following:

- The successful syndication and closure of its GBP 500m revolving credit facility.
- The successful closure of its GBP 100m Letter of Credit facility.
- The successful signing of its EUR 500m Bridge facility.

ENDS

Enquiries

Rentokil Initial plc, Tel. +44 (0) 20 7866 3000
Colin Tyler, Director of Treasury and Risk
Lisa Williams, Head of Investor Relations
Malcolm Padley, Head of Corporate Communications

Notes to Editors

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 80,000 employees providing a range of support

services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

6.2

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
30 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	4,614,576
JP Morgan/Chase, London	97,554,248
Citibank Nominees Ltd, London	4,497,575
Clydesdale Bank plc, London	2,672,940
Euroclear Bruxelles BIC Mgt, London	166,770
HSBC Bank, London	8,287,577
Mellon Bank, London	18,078,531
Northern Trust Company, London	8,542,217
Royal Trust Corp of Canada, London	6,982,960
State Street Nominees Ltd, London	28,788,775

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

15,920,265

8. Percentage of issued class

0.88%

9. Class of security

Ordinary 1p

10. Date of transaction

26 October 2006

11. Date company informed

26 October 2006

12. Total holding following this notification

180,186,169

13. Total percentage holding of issued class following this notification

9.9544%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 78663021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

26 October 2006

6.2

Rentokil Initial

RECEIVED
2006 NOV 13 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Holding(s) in Company

Rentokil Initial PLC
18 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth	4,293,700
Northern Trust, London -	615,200
State Street Bank and Trust Co	857,500
State Street Bank and Trust Co	18,789,300
JP Morgan - Bournemouth	5,556,518
Brown Brothers Harriman, Luxemburg -	55,437,616
Northern Trust, London -	262,400
Bank of New York, Europe Ldn -	3,847,400
BNP Paribas Paris	1,076,200

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

20,183,636



8. Percentage of issued class

1.12%

9. Class of security

Ordinary 1p

10. Date of transaction

12th October 2006

11. Date company informed

17h October 2006

12. Total holding following this notification

90,735,834

13. Total percentage holding of issued class following this notification

5%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

18th October 2006

6.3

Rentokil Initial

Acquisition

Rentokil Initial PLC
25 October 2006

25 October 2006

RENTOKIL INITIAL ACQUIRES 16 CITY LINK FRANCHISES

Buy back programme ahead of schedule

Rentokil Initial plc today announces that City Link has completed the acquisition of a further 16 of its franchises for a total consideration of £25.5 million. The franchises were acquired through the purchase of Tiger Haulage, Abbott Enterprises, Hallamgate Enterprises and Greenway Bird Express. The four businesses had a combined turnover of £95 million for the year to completion. Thirty three franchises have been acquired since the buy back programme was announced a year ago.

The company announced in October 2005 its intention to buy back and integrate the City Link franchises and, following the completion of the four transactions, has spent £50 million on the initiative to date. City Link now owns 80% of the network (57 franchises). There remain a further nine acquisitions (13 franchises) to complete the buy back programme.

Doug Flynn, Chief Executive of Rentokil Initial plc, commented:

'I am pleased with the progress we are making in transforming the City Link

business. These latest deals bring to 33 the number of franchises we have bought in just 12 months and I look forward to completing the process ahead of schedule in 2007. Directly managing the customer facing elements of our business allows us both to improve efficiency and our responsiveness to customers.'

The franchise acquisition programme is part of a wider initiative to transform City Link into a fully integrated premium parcels delivery service. In the past six months, a new customer facing structure has been introduced with the creation of regional customer centres and the launch of upgraded systems to track parcels throughout the journey from consignor to consignee. The business continues to win market share, with parcel volume up 10% in the first half of 2006 and continued high levels of customer satisfaction.

www.city-link.co.uk

www.rentokil-initial.com

- Ends -

For further information, please contact:

Rentokil Initial plc, Tel. +44 (0) 20 7866 3000
Malcolm Padley, Corporate Communications
Lisa Williams, Investor Relations

Brunswick Group LLP, Tel. +44 (0) 20 7404 5959
Kate Holgate and Jon Rhodes